BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. (“Company”) hereby announces that, as a result of an extraordinary meeting of the Company´s Board of Directors held on August 25, 2015, approval was giving to the transfer, by the Company, of certain creditor rights from the agribusiness, arising from exports contracted with BRF Global GmbH, in favor of Octante Securitizadora S.A. (“Agribusiness Credits,” “Securitization Company” and “Transfer”, respectively), that will be linked to the agribusiness receivables certificates of the 1st (first) series of the 3rd (third) issue of the Securitization Company, within the terms of Law number 11.076, of December 30, 2004, as amended, that will be the object of the public distribution within the terms of Instruction number 414 of the Brazilian Securities and Exchange Commission (local acronym “CVM”)  of December 30, 2004, as amended, and within the terms of CVM Instruction number 400 of December 29, 2003, as amended (“CRA”).

The sum of the annual value of the Agribusiness Credits to be transferred will vary between R$750,000,000.00 (seven hundred and fifty million Reais) and R$1,012,500,000.00 (one billion, twelve million and fifty thousand Reais), should additional lots be exercised within the scope of the CRA offer, plus the projection of the Discount (as defined below) over a period of 9 (nine) months (“Transfer Value”). The Transfer Value will consider a discount based on a maximum percentage of 97.00% of the DI Rate (“Discount”).

São Paulo, August 26, 2015.

Augusto Ribeiro Junior

Chief Financial and Investor Relations Officer